September 9, 2005
Via Facsimile ((202) 772-9203) and EDGAR transmission
Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0303

Re:	Gartner, Inc. Schedule TO-I filed August 22, 2005 Schedule TO-I/A filed September 6, 2005 Schedule TO-I/A filed September 9, 2005 File No. 005-44921
Dear Mr. Werbitt:
     On behalf of Gartner, Inc. (the “Company”), we are electronically transmitting a copy of the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to the Company dated September 2, 2005. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. All the responses set forth herein have been reviewed and approved by the Company. We are also concurrently filing an amendment to the Company’s Schedule TO-I that reflects the changes requested by the Staff.
General
1.	Refer to the expiration date in the first paragraph on the cover page. Rule 13e-4(f)(1) requires that the issuer tender offer remain open for at least twenty business days. Rule 13-e4(a)(3) defines “business day” as the time period between 12:01 A.M. and 12:00 midnight Eastern Time. Since your offer ends at 9:00 P.M., New York City Time, on September 19, 2005, it does not appear that your offer complies with the time period mandated by Rule 13e-4(f)(1) and must be extended. Please revise your offer.
     In response to the Staff’s comment, the Company has extended the offer. The offer will expire at midnight, New York City Time, on September 20, 2005. The documents comprising the offer have been amended accordingly.

Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
September 9, 2005

2.	We note security holders will receive cash payment for validly tendered options “promptly in [their] next available payroll cycle after the closing of the Repurchase.” Please advise us of the basis for your belief that payment to security holders in this manner is consistent with the prompt payment requirements set forth in Rule 13e-4(f)(5) and Rule 14e-1(c). See Exchange Act Release 43069 (July 31, 2000) for additional guidance concerning an interpretation of what timeframe is considered prompt.
     We respectfully advise the Staff that each participating security holder’s right to receive a cash payment for validly tendered options will become unmodifiable immediately upon cancellation of such participating security holder’s tendered eligible options and that the Company will provide each such participating security holder with a notice, within three business days of the expiration of the offer, indicating each participant’s right to receive a specified cash payment, less applicable tax withholding.
     The Company believes that because the right to receive the cash is immediate and immutable, that payment of the actual cash amounts through the Company’s payroll system after the closing of the repurchase is consistent with the prompt payment requirements set forth in Rule 13e-4(f)(5) and Rule 14e-1(c).
     Exchange Act Release 43069 (July 31, 2000) (the “Release”), which deals with the rules applicable to mini-tender offers and tender offers for limited partnership units, notes that the prompt payment standard may be determined by the practices of the financial community and that, in most cases, the current settlement practice is for payment by the third business day following the transaction. We respectfully note that the current settlement practice described in the Release may be appropriate in a standard market transaction where this is both market risk and a regular occurring transaction, but those transactions significantly differ from the current situation in which the proceeds received as a result of tendering options will be subject to payroll taxes. The Release further notes that where it may not be possible to pay within three days for external reasons or other complications, an extension of the payment schedule would not violate the prompt payment rule, so long as the payment schedule was disclosed.
     The Company believes it will not be feasible to pay out the cash payment for the Repurchase prior to the first payroll cycle immediately following the expiration of the offer because, unlike in the limited partnership tender offer context, the payments being made from the Company will be treated as wages under applicable tax and social insurance laws in many countries and the Company is required to withhold payroll taxes and income taxes from the cash payments. Because eligible employees are permitted to withdraw their tendered securities up until midnight on the expiration date, it is not possible to calculate required payroll and income taxes until after the end of the offer.

Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
September 9, 2005

In multiple countries in which eligible employees are employed, it is not feasible to run a special payroll and the provision of manually written checks outside of the payroll system would disadvantage the employees who are not accustomed to receiving manually written checks (the practice in many foreign jurisdictions is that payroll payments are made automatically through direct deposit). Further, due to administrative and legal complications related to running special payrolls in those countries where it is possible, any payments would be only minimally expedited, if at all.
     Further, the approach outlined above is consistent with the approach followed in an issuer tender offer by Martha Stewart Living Omnimedia, as described in a no-action letter issued on November 7, 2003. In the Martha Stewart situation, tendering employees were given a letter stating that they had a right to a cash payment in exchange for their tendered options, so long as the employee remained employed though June 30, 2004 (over six months after the filing of the Schedule TO). In such case, the tendering employees were given, within three (3) days of the expiration of the tender offer, a letter evidencing their contractual right to receive future payment.
     In the Gartner tender, employees have had the payment procedures full disclosed and therefore we respectfully submit that the payment process is not a fraudulent, deceptive, or manipulative act and because of the disclosure of the payroll payment procedures, and the prompt provision of a ‘promise of payment’ notice, evidencing the absolute right of the participants to the payment, as well as the payroll tax complications, the Company respectfully submits that it does not believe that payment as disclosed in the Schedule TO violates the prompt payment rule.
Summary Term Sheet, page 1
Who is eligible to participate?, page 1
3.	We note the categories of persons who are eligible to participate in the offer. Tell us whether there are current or former employees who hold options who are not eligible to participate under these criteria and if so, please tell us why they have been excluded. For example, are there particular countries where you are not making this offer? Are there particular classes of employees that are not eligible to participate in this offer?
     We respectfully advise the staff that all current and former employees (other than current executive officers and directors of the Company) who hold otherwise eligible

Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
September 9, 2005

options (i.e., options granted under eligible plans with an exercise price per share of $12.95 or higher that are fully vested and outstanding as of the expiration date of the offer) are eligible to participate in the offer. The Company, either directly or through its subsidiaries, employs people in countries other than the eligible countries designated in the Schedule TO and the attached exhibits. However, none of these employees holds options with exercise prices in excess of the $12.95 threshold price required for options to be eligible for exchange under the terms of the offer. The Company concluded that it was unnecessary to make the offer to employees in those other countries, since none of the employees in those countries holds any options that were eligible for exchange.
How will Gartner and Mellon confirm that my election agreement signature page was received?, page 4
4.	We note that this disclosure, as drafted, only addresses option holders employed in Brazil. Does this question only apply to employees in Brazil? Will Gartner and Mellon need to confirm that election agreement signature pages were received from employees in countries other than Brazil? If so, revise the question to clarify this. If not, revise the answer to more clearly explain how Gartner and Mellon will confirm that an option holder’s election agreement signature page was received for those not employed in Brazil.
     We respectfully advise the staff that this question applies only to those participants who either received their election materials in paper form or are employed in Brazil and therefore will not be able to make electronic elections to participate in the offer. We have revised the question and answer to clarify this, and to indicate that option holders who elect to participate via the Mellon Investor Services website will have their elections confirmed as indicated on the website.
Is there any tax consequence to my participation in the Repurchase Program?, page 6
5.	On page 6 you refer to the tax disclosure as a “general summary.” Also, on page 32 you provide a “general summary” of the material tax consequences and state that the disclosure “is for general information only.” We believe these statements might suggest that option holders may not rely on the description of material tax consequences included in the offer document.
     In response to the Staff’s Comment, the reference on page 6 and page 32 to the tax disclosure and explanations as a “general summary” has been deleted, as the Company believes such section does include all material U.S. federal income tax consequences.

Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
September 9, 2005

6.	Either delete or provide an analysis supporting your reference to Treasury Department Circular 230 here and on page 32. In your analysis, please address why you believe your disclosure constitutes a “covered opinion.” First, the disclosure is being made by the filing persons, none of whom, presumably, fall within the definition of “tax advisor” for purposes of the Circular. Second, it appears that 31 CFR Part 10, § 10.35(b)(2)(ii)(B)(3) specifically carves out written advice included in document required to be filed with the Securities and Exchange Commission.
     In response to the Staff’s Comment, the references to Treasury Department Circular 230 on page 6 and page 32 have been deleted.
Conditions of the Repurchase Program, page 23
7.	We note in the introduction that you will determine whether the triggering of a condition “makes it inadvisable” to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
     We respectfully confirm our understanding that we may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.
8.	We note that you may “postpone” your acceptance and cancellation of any Eligible Option tendered for exchange if any of the listed conditions occurred within your reasonable judgment. Be advised that Gartner may not postpone acceptance or cancellation other than as a result of an extension of the offer. All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to expiration of the offer. Please revise your disclosure.
     We respectfully confirm our understanding that the Company may not postpone acceptance or cancellation other than as a result of an extension of the offer. In response to the Staff’s Comment, we have revised the disclosure accordingly.

Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
September 9, 2005

9.	We note the condition regarding governmental approvals in the first bullet point on page 24. We are unable to locate disclosure of required governmental approvals in your document. Please advise.
     We respectfully advise the Staff that the Company is unaware of any governmental approvals required that would result in the offer not being completed and have stricken the reference to government approvals. However, in response to the Staff’s Comment, we have deleted reference to such approvals.
10.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow security holders to objectivity verify whether the conditions have been satisfied. In this regard, please delete the references to “acts or omissions to act by [you].” Also, clarify the last bullet point located on page 25. We note that the condition includes both positive and negative effects on the business. In addition, the references to your “prospects” in this bullet point and in the fifth bullet point on page 24, the “contemplated future conduct” in the fifth bullet point on page 25, and the “contemplated benefits” in the fourth bullet point on page 24 are unclear. Please revise.
     In response to the Staff’s Comment, the reference to “act or omissions to act by us” at the top of page 24 has been deleted. Further, we have clarified the last bullet on page twenty-five to include only negative effects on the business. In addition, we have deleted references to our “prospects” in this same bullet point and in the fifth bullet point on page 24. We have clarified references to the “contemplated future conduct” in the fifth bullet point on page 24 to refer to the reasonably anticipated direction of the business. We have also clarified the reference to the “contemplated benefits” of the Repurchase Program in the fourth bullet point on page 24 to refer to those benefits described in Section 3 of the Offer to Purchase.

Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
September 9, 2005

11.	We refer you to the disclosure in the last paragraph of this section that your failure at any time to exercise any of the offer conditions will not be deemed a waiver of such conditions. This language suggests that even once a condition is triggered, the company can decide whether it is advisable to proceed with the offer. We agree. However, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please revise.
     We respectfully confirm our understanding that we may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. In response to the Staff’s Comment, we have revised the disclosure accordingly.
Extension of Repurchase Program; Termination; Amendment
12.	We note that you disclose that any amendment to the Repurchase Program will be disseminated promptly to option holders in a manner reasonably designed to inform option holders of such change. We also note that you disclose that you have no obligation to publish, advertise or otherwise communicate any such dissemination. Please reconcile these statements. We remind you that depending on the materiality of the new information, you may be required to disseminate materials as required by Rule 13e-4(e)(3).
     In response to the Staff’s Comment, we have revised the Schedule TO to reconcile the two statements, and to indicate that the lack of obligation to publish, advertise or otherwise communicate any dissemination regarding an amendment to the Repurchase Program extends only to those persons who are not option holders.
     Additionally, at the Staff’s request, we have filed concurrently with this letter, a written statement from the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
September 9, 2005

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We very much appreciate the Staff’s review of this filing. The Company anticipates completing the offer to exchange described in the Schedule TO-I on the final day that participants can tender their options, September 20, 2005, and canceling all properly tendered options promptly following the close of the offer. We therefore respectfully request that if the Staff has any additional questions or comments, it direct them to us as quickly as possible. Please direct such questions to either myself or my colleague, Vijaya Gadde. I can be reached at (703) 734-3117 and Vijaya can be reached at (212) 999-5847.

Sincerely,

/s/ Robert D. Sanchez
Robert D. Sanchez
Wilson Sonsini Goodrich & Rosati

cc:	Gartner, Inc. Lewis W. Schwartz, Esq. Gary Papilsky, Esq. Wilson Sonsini Goodrich & Rosati Larry W. Sonsini John E. Aguirre Vijaya Gadde

September 9, 2005
Via Facsimile ((202) 772-9203) and EDGAR transmission
Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0303

Re:	Gartner, Inc. Schedule TO-I filed August 22, 2005 Schedule TO-I/A filed September 6, 2005 Schedule TO-I/A filed September 9, 2005 File No. 005-44921
Dear Mr. Werbitt:
As referenced in a letter dated of even date herewith from Robert D. Sanchez of Wilson Sonsini Goodrich & Rosati, this letter confirms Gartner, Inc.’s understanding that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if you need any further information.

Gartner, Inc.

/s/ Christopher Lafond
Executive Vice President and
Chief Financial Officer